CORRESP for Form 1-A Amendment

LEMONT INC
CIK: 0001617216
61-12 228th Street, 1st Fl
Bayside, NY11364

June 2, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:
     Rahul Patel, Attorney-Advisor
     Erin E Martin, Senior Counsel
     Shannon Sobotka, Staff Accountant
     Kevin Woody Accountant Branch Chief

Re: Lemont Inc
     Amendment of Offering Statement on Form 1-A
     Filed June 2, 2015
     File No. 024-10437

The follow contents are in response to SEC comments for our offering statement and amendments:

General

1.We note that you have only provided the changed pages of your Offering Statement in your amendment. Please ensure that all future amendments to your Form 1-A comply with the complete requirements of the form, as opposed to providing changed pages only.

Yes!

2.We note your response to comment 2. Please clarify your statement that "Lemont Inc is a participant, and the Corporation will keep only one participant in the future." Please also explain whether you meet the definition of a commodity pool and whether your shareholders may be considered participants of a commodity pool. We note that you have amended your Offering Statement to state that the securities will be sold directly to groups and individuals by Wanjun Xie. We also note that you have claimed an exemption from registration as a commodity pool operator pursuant to CFA Regulation 4.13(a)(2), which requires that none of the pools operated has more than 15 participants at a time. Please tell us how you intend to limit the number of participants and maintain this exemption.

We confirmed directly this matter with National Futures Association. Any more than 10% shareholder of a public company is a participant in a commodity pool operation.

We won't add any other participants in our commodity pool operation, exception Lemont Inc. We will keep less than 15 participants in our commodity pool operation.

Part I - Notification, page 2

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

3.We note your response to comment 4 and reissue. Specifically, we note that you have cited New York state law rather than an exemption under the federal securities laws. With regard to your sale of securities to Lansdale Inc and Jie Du pursuant to the signed subscription agreement included as Exhibit 1.1 in your prior amendment, and with regard to the 200 shares issued to Lansdale Inc on September 20, 2014, please revise to disclose the federal securities law exemption from registration that is claimed and state briefly the facts relied upon to make the exemption available or advise. Refer to Item 5(c) of Part I of Form 1-A.

(1). Lansdale Inc agreed to withdraw the Subscription Letter, and then the Exhibit 1.1 has been removed.

Please see the amended contents of Item 5 in page 5 of Form 1-A/A (the marked versions on Juan 2, 2015).

Please see PART III-EXHIBITS in page 46 of Form 1-A/A (the marked versions on Juan 2, 2015).

(2). Any corporations which are registered in New York State, there are 200 shares with no par value in the certificate of incorporation, so I thought that the 100% owner of a Corporation was the same things with that the 200 shares with no par value were issued.

Now, I start to pay attention for this matter. After I was careful to think over this matter, I believed that the correct description for this matter was that: On September 20, 2014, Lansdale Inc became the 100% owner of the Corporation, but the Corporation didn't issue any securities to Lansdale Inc.

Please see the amended contents of Item 5 in page 5 of Form 1-A/A (the marked versions on Juan 2, 2015).

4. Refer to comment 3 above. As disclosed in Item 7 on page 3, it appears that 340,000,000 shares of Class A common stock and 20,000,000 shares of Class A common stock have been offered and sold pursuant to the signed subscription agreement. Since these shares have already been offered and sold, they do not appear appropriate for registration on this Form 1-A as a primary issuance. Please remove these shares from the Form 1-A or advise.

Lansdale Inc agreed to withdraw the Subscription Letter, so there weren't shares to be offered and sold before today.

Please see the amended contents of Item 7 in page 5 of Form 1-A/A (the marked versions on Juan 2, 2015).

Part II - Offering Circular, page 4

5.We note your response to comment 7, but are unable to locate all the appropriate revisions. Please refer to the General Instructions of Model A, which indicate that each question and any notes, but not any instructions thereto, shall be restated in its entirety. As examples only, you do not restate the questions and notes to Item 3(l) and 3(m). Please revise to include the corresponding instructions.

(1). The contents in 3(I) have been moved to 3(c).

Please see the amended contents of 3(c) in page 15 of Form 1-A/A (the marked versions on Juan 2, 2015).

(2). The contents in 3(m) have been removed.

Risk Factors, page 6

6.Please include a risk factor that discusses that you have not yet commenced trading in silver or gold.

Please see the amended contents of 2(12) in page 11 of Form 1-A/A (the marked versions on Juan 2, 2015).

Business and Properties, page 7

7.We note your disclosure that you are trading foreign currencies and that you intend on trading gold and silver in the future. We also note your disclosure that you will not be receiving physical delivery. Please revise to disclose your custodians. For each custodian, please disclose the material contractual obligations under your custodial agreement. Please also revise to disclose your traders and any relationships you may have with your traders. To the extent that you have not identified any custodians or traders, please include appropriate risk factor disclosure.

(1). Please see the amended contents of 3(a) in page 11-13 of Form 1-A/A (the marked versions on Juan 2, 2015).

(2). Please see the amended contents of 2(13) in page 11 of Form 1-A/A (the marked versions on Juan 2, 2015).

8.We note your disclosure in response to comment 13 and reissue. Please set forth the timing and results of your efforts which will be necessary in order for you to be profitable. Refer to Question 3(d) of Model A.

Please see the amended contents of 3(d) in page 16-17 of Form 1-A/A (the marked versions on Juan 2, 2015).

9.We note your disclosure in response to comment 15. It appears that CDPF is permitting the company to use the office, office equipment and "office supplement" for three years in exchange for a $10,000 payment to be made on August 15, 2017. Please revise your disclosure to indicate that the use of your office and equipment is not free and clarify that the $10,000 "donation" is actually a payment to CDPF or advise.

Please see the amended contents of 3(g) in page 18 of Form 1-A/A (the marked versions on Juan 2, 2015).

10.We note your disclosure that the company will donate $10,000 to CDPF in the future in return for the use of office space and equipment over a three-year term. Please tell us how you determined it was not necessary to accrue any expense related to this donation. Cite all relevant accounting literature within your response.

Please see the amended contents of 3(g) in page 18 of Form 1-A/A (the marked versions on Juan 2, 2015).

11.We note your response to comment 6 and your disclosure that the securities will be sold directly to groups and individuals by Wanjun Xie. We also note your disclosure on page 13 that "the Corporation will be offering the Class A common shares in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals." Please revise to remove the reference to OTC Link ATS on page 13 or advise.

All these contents have been removed.

Plan of Operation and Milestones, page 13

12.We note the disclosure of your milestones. Please revise to explain what you mean when you state that "Lansdale Inc will sell some shares, the most income will grant to the Corporation."

Please see the amended contents of 4(a) in page 20 of Form 1-A/A (the marked versions on Juan 2, 2015).

13.We note your disclosure that in the future Lansdale Inc will sell some of the shares they own of the company and will grant most of the proceeds from the sale to the company. Please tell us if these proceeds will be in the form of a loan or a contribution and revise your disclosure within your amended filing to clarify.

Please see the amended contents of 4(a) in page 20 of Form 1-A/A (the marked versions on Juan 2, 2015).

Offering Price Factors, page 14

14.It appears that you calculated net tangible book value based on 200 shares outstanding. However, based on your signed subscription agreements, it appears that you have 360,000,200 shares outstanding. Please revise or advise.

(1). Lansdale Inc agreed to withdraw the Subscription Letter, and then the Exhibit 1.1 has been removed.

Please see the amended contents of Item 5 in page 5 of Form 1-A/A (the marked versions on Juan 2, 2015).

Please see PART III-EXHIBITS in page 46 of Form 1-A/A (the marked versions on Juan 2, 2015).

(2). Any corporations which are registered in New York State, there are 200 shares with no par value in the certificate of incorporation, so I thought that the 100% owner of a Corporation was the same things with that the 200 shares with no par value were issued.

Now, I start to pay attention for this matter. After I was careful to think over this matter, I believed that the correct description for this matter was that: On September 20, 2014, Lansdale Inc became the 100% owner of the Corporation, but the Corporation didn't issue any securities to Lansdale Inc.

Please see the amended contents of Item 5 in page 5 of Form 1-A/A (the marked versions on Juan 2, 2015).

So we haven't any shares outstanding now.

Use of Proceeds, page 17

15.The total proceeds disclosed in your Use of Proceeds table on page 17 are not consistent with disclosure elsewhere, which indicates that proceeds will be $36,526 if the maximum is sold and $34,526 if the minimum is sold. Please revise for consistency throughout.

Please see the amended contents of 8(b) and 9(a) in page 23 of Form 1-A/A (the marked versions on Juan 2, 2015).

Financial Statements, page 23

16.We note the Condensed Statement of Income and Accompanying Notes to the Condensed Consolidated Financial Statements have been removed from the filing. Please include this information in your amended filing.

Yes.

Condensed Balance Sheets, page 23

17.We reissue comment 19 in our letter dated March 17, 2015 as we note your inclusion of offering costs against proceeds in equity on your balance sheet and the same offering costs as part of your net loss. Please clarify and or revise your amended filing.

Please see the amended contents of the Condensed Balance Sheets in page 36-37 of Form 1-A/A (the marked versions on Juan 2, 2015).

Condensed Statements of Cash Flows, page 25

18.We note your revised disclosure in response to comment 20 and reissue the comment. The amount disclosed related to the sale of common shares does not appear to reconcile to the amounts disclosed elsewhere in your filing. Please amend your filing accordingly and ensure that the total cash provided by (used in) operating, investing, and financing activities agrees to the net increase in cash and cash equivalents presented.

Please see the amended contents of the Condensed Statements of Cash Flows in page 39-41 of Form 1-A/A (the marked versions on Juan 2, 2015).

Other:

All other amendmed contents in Form 1-A/A (the marked versions on Juan 2, 2015) were marked.

Wanjun Xie
Wanjun Xie

President
Lemont Inc
Date: June 2, 2015